EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(unaudited)

$ in millions	Six Months Ended June 30, 2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges

Earnings[1]	$5,283	$8,805	$8,229	$3,235	$3,502	$(29)
Fixed charges[2]	2,772	3,575	2,987	3,935	4,695	6,152
Total earnings and fixed charges	$8,055	$12,380	$11,216	$7,170	$8,197	$6,123
Fixed charges[2]
Total interest expense[3]	$2,652	$3,336	$2,742	$3,679	$4,414	$5,858
Interest factor in rents	120	239	245	256	281	294
Total fixed charges	$2,772	$3,575	$2,987	$3,935	$4,695	$6,152
Ratio of earnings to fixed charges	2.9	3.5	3.8	1.8	1.7	1.0

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings[1]	$5,283	$8,805	$8,229	$3,235	$3,502	$(29)
Fixed charges[2]	2,772	3,575	2,987	3,935	4,695	6,152
Total earnings and fixed charges	$8,055	$12,380	$11,216	$7,170	$8,197	$6,123
Fixed charges[2]
Total interest expense[3]	$2,652	$3,336	$2,742	$3,679	$4,414	$5,858
Interest factor in rents	120	239	245	256	281	294
Preferred stock dividends[4]	374	676	610	311	150	96
Total fixed charges and preferred stock dividends	$3,146	$4,251	$3,597	$4,246	$4,845	$6,248
Ratio of earnings to fixed charges and preferred stock dividends	2.6	2.9	3.1	1.7	1.7	1.0

1.	Amounts represent earnings before income taxes and do not include dividends on preferred securities, income (loss) from discontinued operations, noncontrolling interests and income or loss from equity investees.
2.	Fixed charges do not include interest expense on uncertain tax liabilities as the Firm records these amounts within Provision for income taxes.
3.	Amounts consist of interest cost, including interest on deposits and capitalized interest.
4.	The preferred stock dividends amount represents pre-tax earnings required to cover dividends on preferred stock.